03011026

CM

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-23936

T313

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

FIRM ID. NO.

The GMS Group, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

5N Regent Street, Suite 513
(No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

RECD S.E.C. RECEIVED PROCESSING FEB 28 2003 WASH D.C. 137 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Korn (973) 548-2584
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, John Feeney and Jerry Korn, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of The GMS Group, L.L.C. as of December 31, 2002, are true and correct. We further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/25/03
John Feeney
President
Date

2/25/03
Jerry Korn
Chief Financial Officer
Date

K. Whitmore 02.25.2003
Notary Public
commission exp.
09.25.2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Member's Interest
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

KPMG

THE GMS GROUP, L.L.C.

(A Wholly-Owned Subsidiary of Ryan Beck & Co., Inc.)

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

757 Third Avenue
New York, NY 10017

Independent Auditors' Report

The Board of Directors and Member
The GMS Group, L.L.C.:

We have audited the accompanying statement of financial condition of The GMS Group, L.L.C. (the Company) (a wholly-owned subsidiary of Ryan Beck & Co., Inc) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The GMS Group, L.L.C. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 14, 2003

THE GMS GROUP, L.L.C.

(A Wholly-Owned Subsidiary of Ryan Beck & Co., Inc.)

Statement of Financial Condition

December 31, 2002

(In thousands)

Assets		
Cash and cash equivalents	$	129
Financial instruments owned – at fair value, held at Clearing Broker		114,823
Office facilities, net of accumulated depreciation and amortization of $596		389
Other assets		5,348
Total assets	$	120,689
Liabilities and Member's Equity		
Payable to Clearing Broker	$	92,035
Financial instruments sold, not yet purchased – at fair value		2,797
Accrued compensation		2,893
Other liabilities		1,559
Total liabilities		99,284
Member's equity		21,405
Total liabilities and member's equity	$	120,689

See accompanying notes to statement of financial condition.

THE GMS GROUP, L.L.C.
(A Wholly-Owned Subsidiary of Ryan Beck & Co., Inc.)

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization

The GMS Group, L.L.C. (the Company) is a wholly-owned subsidiary of Ryan Beck & Co., Inc. (the Parent), an investment banking firm whose ultimate parent is BankAtlantic Bancorp, Inc. (the Ultimate Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. and other securities exchanges. The Company's business activities are buying, selling, and underwriting municipal securities.

On April 26, 2002 Ryan Beck & Co., Inc. acquired certain assets and assumed certain of the liabilities of Gruntal & Co., L.L.C. (Gruntal) and acquired all of the membership interests in The GMS Group, L.L.C.

On April 25, 2002 the Company elected to be classified as an association taxable as a corporation (see note 8).

The Company clears all of its securities transactions through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, a Credit Swisse First Boston company, (the Clearing Broker) on a fully-disclosed basis. The payable to the Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions. The Clearing Broker is the primary source of short-term financing for the Company, which is collateralized by the financial instruments inventory of the Company. The financial instruments inventory is held and may be pledged by the Clearing Broker.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Proprietary Securities Transactions – Financial instruments owned and financial instruments sold, not yet purchased are recorded on a trade date basis and at fair value. The resulting unrealized gains and losses are generally included in revenues from principal transactions.

Customers' Securities Transactions – Commission income and expenses for customers' securities transactions are recorded on a trade-date basis.

Fair Value of Financial Instruments – The Company's financial instruments are carried at fair value or amounts that approximate fair value.

Office Facilities – Office facilities consist of furniture, leasehold improvements, and equipment and are reported at historical cost, net of accumulated depreciation, and amortization. Depreciation and amortization are computed using the straight-line method. Furniture and equipment are depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the leasehold improvements or the term of the applicable lease.

Income Taxes – The Company provides for all income taxes in accordance with the asset and liability method of accounting. Under this method, deferred income taxes are recognized for the future tax consequences attributable to difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion, or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

(3) Related Party Transactions

On April 11, 2002 the Company paid $1,250,000 in dividends to Gruntal & Co., L.L.C.

The Parent paid $1.5 million in forgivable notes to certain employees of the Company which are amortized over a 5 year period. As of December 31, 2002, $100,000 was recorded by the Company as compensation expense with a corresponding increase to member's equity.

Included in other liabilities are payables to Parent of $7,596 related to certain expenses paid by the Parent on behalf of the Company.

At December 31, 2002 the Company had $985,045 of loans and advances to employees, included in other assets.

(Continued)

(4) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased, consist of trading securities at market value, as follows:

		Owned	Sold, not yet purchased
		(In thousands)	
U.S. Government obligations	$	1,132	382
State and municipal obligations		108,318	1,851
Corporate and other debt		2,920	343
Other securities		2,453	221
	$	114,823	2,797

(5) Employee Benefit Plans

The Company maintains a 401(k) salary deferral and profit sharing plan (The GMS Group, L.L.C. Salary Savings Plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to The GMS Group, L.L.C. Salary Savings Plan pursuant to salary reduction agreements. The Company matches certain employees contributions up to 50% of the first 10% of the employee's salary contributed to the Plan as 401(k) salary deferral contributions.

(6) Commitments and Contingencies

(a) Litigation and Regulatory Matters

In the ordinary course of its business, the Company (i) has been named as defendant or co-defendant in a number of lawsuits, including class actions and arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (ii) is the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management, based on information provided by both in-house and outside legal counsel, the outcome of these matters will not have a material adverse effect on the Company's financial condition.

(Continued)

(b) Leases

The Company occupies office space and uses equipment under various noncancelable operating leases, expiring at various dates through 2006, requiring approximate minimum rental payments for years ending December 31 as follows:

		Minimum future rental (In thousands)
Fiscal year ending December 31:		
2003	$	851
2004		400
2005		178
2006		28
2007 and thereafter		—
	$	1,457

Certain leases contain rent escalation provisions based on increased real estate taxes and other operating expenses

(7) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's (the SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Under the Rule, and the related rules of the National Association of Securities Dealers, Inc. (the NASD), the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .67 to 1. The Company's net capital was $6,544,636 which was $6,252,308 in excess of its required net capital of $292,328.

(8) Income Taxes

SFAS No. 109, *Accounting for Income Taxes*, requires the recognition of deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities. The deferred tax assets of $380,491 included in other assets at December 31, 2002 were composed of temporary differences. Although realization is not assured for the above deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings.

(9) Fair Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments and or their variable interest rates. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.

(10) Off-Balance-Sheet Credit Risk

Proprietary Activities – In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition.

Customer Activities –In the event that customers are unable to fulfill their contractual obligations, which are cleared through the Clearing Broker, the Company may be charged by the Clearing Broker for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic corporations, governments, institutional, and individual investors. The Company's exposure to credit risk is associated with the nonperformance of these counterparties in fulfilling their contractual obligations. The Company seeks to limit credit risk in its business through the use of various credit monitoring policies and procedures.

757 Third Avenue
New York, NY 10017

The Board of Directors and Member
The GMS Group, L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedules of The GMS Group, L.L.C. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no mattes involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the member, the SEC, the National Association of Security Dealers, Inc., Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2003